FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 24, 2004

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Summary of Resolutions Adopted by the Ordinary and Extraordinary Shareholders’ Meeting held on February 18, 2004.

2.	List of Board and Supervisory Committee members ratified at Ordinary and Extraordinary Shareholders’ Meeting held on February 18, 2004.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

New Corporate Name Approved by the Shareholders’ Meeting:

“TELECOM ARGENTINA S.A.”

Summary of Resolutions Adopted by the Ordinary and Extraordinary

Shareholders’ Meeting held on February 18, 2004

The meeting was attended by 13 shareholders, 5 in person and 8 by proxy, holding an aggregate number of 636,818,534 shares entitled to the same number of votes and representing 64.69% of the outstanding capital stock and voting power.

The following resolutions were passed after each one of the items on the agenda for the shareholders’ meeting were raised for consideration:

1°)	Appointment of two shareholders to approve and sign the Minutes.

Mr. José Gustavo Pozzi, a representative of Nortel Inversora S.A., and Mr. Fernando Ledesma Padilla, a representative of Morgan Guaranty Trust, as Depositary of the ADRs of the Company, were appointed to approve and sign the minutes of this shareholders’ meeting.

2°)	Ratification of the actions undertaken by the Supervisory Committee in respect of the appointment of directors and alternate directors.

The shareholders ratified all the actions undertaken by the Supervisory Committee in respect of the appointment of directors and alternate directors that were made on December 19, 2003, pursuant to section 258, 2nd paragraph, of the Argentine Companies Law.

3°)	Determination of the number of directors and alternate directors to hold office until the next Annual Shareholders’ Meeting and appointment thereof.

The number of directors was set at six (6) and the number of alternate directors at five (5) to hold office until the next Annual Shareholders Meeting. The election of directors Messrs. Jorge Brea, Franco Livini, Alberto Yamandú Messano, Raúl Antonio Miranda, Amadeo Ramón Vázquez and Gerardo Werthein and alternate directors Messrs. Guillermo Brizuela, Osvaldo Héctor Canova, Oscar Cristianci, Marco Girardi and Adrián Werthein were ratified for their respective positions. Some of these directors had been appointed by the shareholders at Shareholders’ Meeting of April 30, 2003, and others by the Supervisory Committee on December 19, 2003.

Messrs. Brizuela, Cristianci and Girardi, shall act, interchangeably, as alternates for Messrs. Livini, Messano and Vázquez, and Messrs. Canova and Adrián Werthein as alternates, interchangeably, for Messrs. Raúl A. Miranda and Gerardo Werthein.

Messrs. Jorge Brea, Raúl Antonio Miranda, Amadeo Ramón Vázquez and Osvaldo Héctor Canova, are “independent” directors and Messrs. Franco Livini, Alberto Yamandú Messano, Gerardo Werthein, Guillermo Brizuela, Oscar Cristianci, Marco Girardi and Adrián Werthein are “non-independent” directors, according to the standards set forth in section 11 of Chapter III of the Rules of the Comisión Nacional de Valores.

4°)	Appointment of members and alternate members of the Supervisory Committee to hold office until the next Annual Regular Meeting.

Enrique Garrido and María Rosa Villegas Arévalo were ratified as members and Gerardo Prieto was appointed as the third member of the Supervisory Committee. Rafael La Porta Drago and Germán A. Ferrarazzo (who shall act interchangeably as alternate members for Mr. Garrido and Mrs. Villegas Arévalo) and Guillermo Feldberg (who shall act as the alternate member for Mr. Prieto) were designated as alternate members.

5°)	Amendment of sections 1° and 10° of the Company’s Bylaws and inclusion of section 10° Bis. Appointment of persons in charge of taking the steps concerning the approval and registration of the amendments and transfer of the public offer and listing of the securities issued by the Company due to the change of the corporate name.

The Shareholders’ Meeting approved the change of the present corporate name to the new name “Telecom Argentina S.A.” and the corresponding amendment of section 1° of the Company’s Bylaws.

The amendment of section 10 of the Bylaws (to grant two votes to the Chairman in case of a tie vote and to clarify that the Board of Directors may appoint any person who is not a member of the Company’s Board to fill the positions of chief executive officer or special executive officers) and the inclusion of section 10 Bis concerning the Audit Committee were also approved.

The amendments approved by the Shareholders’ Meeting are those proposed in the draft submitted by the Board of Directors, except for the elimination of the text included in Section 10 Bis that stated that the majority of the members of the Audit Committee must be independent in accordance to the criteria set by the Comisión Nacional de Valores “effective at the time of the designation”. This text was deleted because the Comisión has since commented that the independence must be determined by the criteria “effective in all times”.

The amended sections and the section to be included have been written as follows:

“Section One: The company incorporated under the name “Sociedad Licenciataria Norte Sociedad Anónima”, and later named “Telecom Argentina Stet-France Telecom S.A.”, continues its operation under the name “TELECOM ARGENTINA S.A.” with its registered offices in the city of Buenos Aires. Pursuant to the resolution adopted at the Annual Regular and Special Shareholders’ Meeting held on April 30, 2003, the company is a “Company Excluded from the Optional Statutory Regime of Mandatory Tender Offers”. The domicile of the company shall not be moved outside of the Republic of Argentina except upon prior authorization by the competent authority or by any authority that may replace it in the future”.

“Section Ten: The company is managed and administered by a Board of Directors consisting of such number of members as determined at the shareholders’ meeting, which must be no less than three and no more than nine. Such members hold office for the term of one fiscal year. At the shareholders’ meeting, the shareholders must designate the same or a lower number, as the number of members, of alternate members for the same term in order to fill any vacant member position which may arise, following the method indicated at the meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall designate a Chairman and shall also designate one or two Vice-Chairmen. The Vice-Chairman shall replace the Chairman in case of the Chairman’s absence or inability to serve as Chairman. In the case that there are two Vice-Chairmen, each of them shall replace the Chairman in an alternating manner during the calendar year, in accordance with the proceeding indicated below. For such purpose, the Board of Directors, at its first meeting, shall designate, by lot, the Vice-Chairman who will replace the Chairman in the case of the Chairman’s absence or inability to serve during the first half of the year and the Vice-Chairman that will replace him during the second half of the year. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than twelve-calendar days’ notice to deal with ordinary matters and upon no less than three-calendar days’ notice for urgent matters. For such purpose, the Chairman, or Vice-Chairman replacing him, shall give notice to members of the Board at their special domiciles by certified mail, acknowledgment of receipt requested, or by any other effective means, including by telex. Such notice must state the date, time and place of the meeting as well as the agenda thereof. Prior notice for such meetings shall not be necessary if all of the members of the Board of Directors are present. The Board of Directors can only hold a meeting if a majority of its members, which shall constitute a quorum, and may pass resolutions by a plurality vote of those members present. In case of a tie vote, the Chairman shall have two votes. The Board of Directors may also hold its meetings with its members attending via video or teleconference, in which case both physical and remote attendance shall be considered for the purpose of establishing a quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the supervisory committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those made by remote attendees and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Under the terms of section 270 of Law 19,550, the Board of Directors may designate the General Manager (CEO) as well as special managers (special executive officers) who are not required to be Company Directors”.

“Section Ten Bis (added text): The Company shall have an Audit Committee under the terms of Section 15 of Decree N° 677/01. Such Committee shall act as a group and be composed of no less than three Directors who will be appointed by the Board of Directors by a simple majority of votes. The majority of the members of the Audit Committee must be independent directors, according to the standards set forth by the Comisión Nacional de Valores. The Board of Directors shall issue rules concerning the composition, powers, operation and other particularities of the Audit Committee, which shall be governed by the provisions of the law, the bylaws and the rules of the Comisión Nacional de Valores”.

The Shareholders’ Meeting decided that the amendment of the Bylaws should be implemented by a private instrument and powers must be delegated to the Chairman and Vice Chairman of the Board of Directors to accept or reject any objections to the amendments made by the relevant supervisory authorities. Furthermore, María Delia Carrera Sala, Andrea Viviana Cerdán and Graciela Lazzati were designated to take all the steps necessary to obtain the approval and registration of the approved amendments to the Company’s Bylaws and the appropriate actions needed to effect the change of corporate name in respect of the Company’s publicly listed securities.

All the decisions made at the Shareholders’ Meeting were passed by a majority of the votes cast without counting voluntary abstentions.

Nora Lavorante attended the meeting on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Corporate Secretary

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

New Corporate Name Pursuant to Shareholders’ Meeting Held February 18, 2004:

“TELECOM ARGENTINA S.A.”

List of Directors and Members of Supervisory Committee until next Annual Ordinary Shareholders’ Meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on February 18, 2004, the Company’s shareholders ratified the appointment of the directors and alternate directors who had either been holding such offices since their appointment at the Shareholders’ Meeting held on April 30, 2003 or had been appointed by the Supervisory Committee on December 19, 2003 in order to fill vacancies arising from resignations of directors in accordance with section 258 of Act 19,550. Furthermore, at the Shareholders’ Meeting held on February 18, 2004, the shareholders appointed members and alternate members of the Supervisory Committee. Pursuant to the resolutions adopted at such Meeting and to the decisions made by the Board of Directors at a meeting held on the same date, the Company’s Board of Directors and Supervisory Committee shall, until the next Annual Ordinary Shareholders’ Meeting, be composed as follows: BOARD OF DIRECTORS: Chairman: Amadeo R. Vázquez. Vice Chairman: Gerardo Werthein. Regular Directors: Jorge Brea, Franco Livini, Alberto Yamandú Messano, Raúl Antonio Miranda. Alternate Directors: Guillermo Brizuela, Osvaldo H. Canova, Oscar Cristianci, Marco Girardi, Adrián Werthein. SUPERVISORY COMMITTEE: Regular Members: Enrique Garrido (Chairman), María Rosa Villegas Arévalo, Gerardo Prieto. Alternate Members: Rafael La Porta Drago, Germán A. Ferrarazzo, Guillermo Feldberg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: February 24, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director